Press Release	Source: Next, Inc.

Next Inc. Announces Addition of Bill Reed to Board of Directors

Former CEO and President of One of Fortune’s 100 Fastest Growing Companies in 2003, Named One of the Ten Best Investments for the Last Ten Years by The Motley Fool in October, 2006 Joins Company’s Board

CHATTANOOGA, TENN.--(BUSINESS WIRE) – November 12, 2007 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear products industry today announced that it has added Mr. C.W. (Bill) Reed to its Board of Directors.

Mr. Reed brings with him 37 plus years of experience including expertise and skills in Leadership, General Management, Turnarounds, Financial Literacy, Product

Development, Marketing, Customer Relationships, Manufacturing Distribution, Worldwide Sales and Procurement including China, Taiwan, Mexico, Canada, UK, France, Germany, Sweden, South Africa, Japan, and the U.S.

From 1994 -1999, Reed was President and COO of Escalade, Inc., (Nasdaq: ESCA) where he doubled the size of the office products subsidiary to $30,500,000, remaining consistently profitable. He reorganized the management of Escalade Sports, sold an unprofitable division, consolidated a Los Angeles facility into a Mexican mequiladora, and implemented the financial controls and business measurements necessary to turn operating losses into consistent profitability. He also created a new sporting goods import division to develop and import new products that generated revenues of over $60,000,000 today.  Mr. Reed was elected a director of Escalade in 1997.

From 1999 – 2006, Reed was President, CEO and a Director of Escalade Inc. where he developed and carried out a strategy to take on moderate amounts of leverage to supplement organic growth with bite sized acquisitions and hired the management necessary to support this strategy. He turned around persistent losses at Escalade, International, a UK based sporting goods subsidiary and turned around a European based acquisition with serious accounting and operating deficiencies.  Overall, net sales doubled again to $185,000,000 with after tax profits of $11,942,000 for 2005. In 2006 net sales toped $200,000,000 with increased profitability. Escalade was named one of Fortune’s 100 fastest growing companies in 2003, began paying dividends in 2004 and named one of the ten best investments for the last ten years by The Motley Fool in October, 2006, yielding a 33% annualized return for investors.

Robert Budd, Next Inc. CEO stated, “We’re extremely pleased to have added Bill to our Board of Directors. His experience clearly indicates he is a high quality business professional with a track record of adding real value to company’s and building long term shareholder value. Importantly, he lives right here in Wabash near our manufacturing facility which will allow him to be very involved in the company.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com